iTech Capital Corp.

02 OCT -2 AM 10: 49

02055138

SUPPL

September 20, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
USA

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Dear Sirs:

RE: *i*Tech Capital Corp. - Reg. No. 82-3200

Enclosed please find one copy of Form 27 (Ontario Securities Act) Material Change Report.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dlw 10/3

This is the form of a material change report required under Section 75 (2) of the Ontario *Securities Act* and Section 85 (1) of the British Columbia *Securities Act.*

FORM 27

ONTARIO SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1. **REPORTING ISSUER**
iTech Capital Corp.
Suite 2450 – 650 West Georgia Street
Vancouver, BC V6B 4N7

ITEM 2. **DATE OF MATERIAL CHANGE**
September 10, 2002.

ITEM 3. **PRESS RELEASE**
News Release #02-06 dated September 10, 2002 issued by iTech Capital Corp. Vancouver, BC and disseminated by CCN Matthews.

ITEM 4. **SUMMARY OF MATERIAL CHANGE**
On September 10, 2002, iTech Capital Corp. (TSX: ITE) ("iTech") announced that it has entered into an agreement with SIRIT Technologies Inc. (TSX-V: YSR) ("SIRIT") pursuant to which iTech will acquire SIRIT. The acquisition will be structured as an amalgamation of SIRIT and a wholly-owned subsidiary of iTech whereby shareholders of SIRIT shall receive 0.11326 iTech common shares for each SIRIT common share (the "Transaction"). In connection with the Transaction, iTech will issue an aggregate of 15 million common shares in exchange for all of the outstanding SIRIT common shares. Upon completion of the transaction, there will be 45.54 million iTech common shares outstanding. There is a termination fee in the amount of $200,000 payable by SIRIT to iTech if the Transaction is not completed in certain circumstances.

ITEM 5. **FULL DESCRIPTION OF MATERIAL CHANGE**
On September 10, 2002, iTech announced that it has entered into an agreement with SIRIT pursuant to which iTech will acquire SIRIT. The acquisition will be structured as an amalgamation of SIRIT and a wholly-owned subsidiary of iTech whereby shareholders of SIRIT shall receive 0.11326 iTech common shares for each SIRIT common share. In connection with the Transaction, iTech will issue an aggregate of 15 million common shares in exchange for all of the outstanding SIRIT common shares. There is a termination fee in the amount of $200,000 payable by SIRIT to iTech if the Transaction is not completed in certain circumstances.

The boards of directors of iTech and SIRIT have approved the Transaction. The board of directors of iTech has received a fairness opinion from its financial advisor, Crosbie & Company Inc., in connection with the board's approval of the Transaction. The board of directors of SIRIT has received a fairness opinion from its financial advisor, Paradigm Capital Inc., in connection with the board's approval of the Transaction.

The Transaction is subject to the satisfaction of a number of conditions, including (i) the approval of the Toronto Stock Exchange and the TSX Venture Exchange, (ii) the approval of the SIRIT shareholders, and (iii) the conversion of approximately $3.65 million of SIRIT debt into 91.36 million SIRIT common shares. The Transaction is expected to close by the fourth quarter of 2002.

In connection with the Transaction, holders of $3.65 million in SIRIT debt have agreed to accept 91.36 million SIRIT common shares (being an effective conversion rate of one SIRIT share for every $0.04 owed by SIRIT) immediately prior to the completion of the Transaction. The debt conversion will not proceed unless the transaction with iTech is completed. After giving effect to the debt conversion, there will be approximately 132.4 million SIRIT common shares outstanding. Of the 15 million iTech common shares to be issued pursuant to the transaction, approximately 4.65 million iTech common shares will be issued to current SIRIT shareholders and 10.35 million iTech common shares will be issued to current SIRIT debtholders. Upon completion of the transaction, there will be 45.54 million iTech common shares outstanding.

In connection with the Transaction, iTech has agreed to issue options to acquire an aggregate of 1,682,084 iTech common shares upon closing of the Transaction to certain current and former employees, officers, directors and consultants of SIRIT on the terms and conditions of the iTech stock option plan. iTech has also agreed to issue warrants to purchase an aggregate of 2,500,000 iTech common shares expiring on September 18, 2004 at an exercise price equal to the closing price of the iTech common shares on the TSX on the day the Transaction becomes effective in exchange for outstanding warrants to acquire shares of SIRIT.

Following completion of the Transaction, iTech intends that the business of SIRIT will be the primary ongoing business of the combined entity. As a result of the Transaction, SIRIT will have access to capital from iTech and the assistance of iTech's management team and iTech will gain a strong position in a dynamic and growing industry. iTech has agreed to provide bridge financing to SIRIT until the completion of the Transaction.

iTech has agreed to appoint one SIRIT nominee to its board of directors upon completion of the Transaction. At the next annual or special meeting of shareholders of iTech, management of iTech plans to increase the size of its board to seven directors and to nominate an additional SIRIT nominee to iTech's board of directors at that time.

ITEM 6. RELIANCE ON SECTION 75 (3) OF THE ONTARIO SECURITIES ACT AND SECTION 85 (2) OF THE BRITISH COLUMBIA SECURITIES ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICERS

John P. Fairchild.

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

September 20, 2002
Vancouver, BC

iTech Capital Corp.

Per: John P. Fairchild
Chief Financial Officer & Corporate Secretary